Warsaw, 2002-03-05

02028081

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 4th quarter 2001 Consolidated Report.

Best regards

Andrzej Szułdrzyński
Vice-President

3/29

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Form SA-QS 4th quarter 2001

(for issuers of securities with the company profiles in production, construction, trade, and services)

In accordance with paragraph 46 section 8 of the Ordinance of the Council of Ministers dated December 22, 1998
(Journal of Laws no. 163 entry 1160)
the Board of Directors of Orbis S.A.
discloses in public this consolidated quarterly report for the 4th quarter 2001 year. **Date submitted: 01.03.2002**

SELECTED FINANCIAL DATA (current year)	in thousands of PLN		in thousands of EURO	
	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative
I. Net sales revenues	178 341	882 334	49 306	243 941
II. Operating profit (loss)	-15 544	49 637	-4 297	13 723
III. Profit (loss) before taxes	3 108	74 778	859	20 674
IV. Net profit (loss)	4 431	53 102	1 225	14 681
V. Assets (as at Dec. 31, 2001)		1 381 701		392 317
VI. Total Liabilities (as at Dec. 31, 2001)		157 145		44 619
VII. Long-term liablities (as at Dec.31,2001)		48 227		13 693
VIII. Current liablities (as at Dec.31,2001)		108 918		30 926
IX. Shareholders' Equity (as at Dec. 31, 2001)		1 113 674		316 214
X. Share capital (as at Dec.31,2001)		92 154		26 166
XI. Number of shares (as at Dec. 31, 2001)		46 077 008		46 077 008
XII. Earnings (loss) per ordinary shares (in PLN/EURO)		1,15		0,32
XIII. Earnings (loss) per ordinary shares (in PLN/EURO) - diluted		-		-
XIV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001)		24,17		6,86
XV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001) - diluted		-		-
XVI. Declared or paid divident per share (in PLN/EURO)		-		-

CONSOLIDATED BALANCE SHEET (in thousands of PLN)	as at Dec. 31, 2001 end of 4th quarter	as at Sept. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sept. 30, 2000 end of prior quarter
Assets				
I. Fixed assets	1 199 717	1 198 730	1 142 647	
1. Intangible assets	31 107	31 929	30 212	
2. Goodwill on consolidation	0	0	0	
2. Tangible fixed assets	1 112 952	1 104 367	1 051 882	
3. Financial fixed assets	55 643	62 367	60 464	
- shares in companies subject to consolidation by the equity method	3 485	2 452	5 264	
4. Long-term receivables	15	67	89	
II. Current assets	169 165	199 906	193 561	
1. Inventories	18 538	18 927	21 363	
2. Current receivables	60 484	95 145	74 835	
3. Own shares in treasury	0	0	0	
4. Current marketable securities	5 064	0	31 183	
5. Cash and cash equivalents	85 079	85 834	66 180	
III. Deferred expenses and income taxes	12 819	25 418	15 258	
1. Deferred income taxes	5 929	9 143	6 662	
2. Deferred expenses and other deferred assets	6 890	16 275	8 596	
Total Assets	1 381 701	1 424 054	1 351 466	

Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 113 674	1 110 708	1 057 766	
1. Share capital	92 154	92 154	92 154	
2. Not paid-up share capital (negative value)	0	0	0	
3. Reserve capital	685 921	685 472	596 918	
4. Revaluation reserve capital	281 987	283 064	283 733	
5. Other reserve capitals	0	0	0	
6. Foreign currency translation differences on the Company's foreign branches	0	0	0	
7. Foreign currency translation differences on consolidation	0	0	0	
8. Prior years' retained earnings (accumulated loss)	510	1 347	(2 626)	
9. Net profit (loss)	53 102	48 671	87 587	
II. Consolidation reserve	788	984	1 574	
III. Minority shareholders' equity interest	12 195	13 245	12 728	
II. Reserves	55 422	66 924	62 999	
1. Reserves on income taxes	209	85	0	
2. Other reserves	55 213	66 839	62 999	
III. Liabilities	157 145	181 708	180 778	
1. Long-term liabilities	48 227	76 336	32 839	
2. Current liabilities	108 918	105 372	147 939	
IV. Accrued expenses and deferred income	42 477	50 485	35 621	
Total Shareholders' Equity and Liabilities	1 381 701	1 424 054	1 351 466	

Book value	1 113 674	1 110 708	1 057 766	
Number of shares	46 077 008	46 077 008	46 077 008	
Book value per share (in PLN) - basic	24,17	24,11	23	
Expected number of shares	0	0	0	
Book value per share (in PLN) - diluted	0	0	0	

CONSOLIDATED PROFIT AND LOSS ACCOUNT (in thousands of PLN)	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
I. Net sales revenues	882 334	882 334		1 017 911
1. Net sales of products	873 207	873 207		1 009 219
2. Net sales of merchandise and raw materials	9 127	9 127		8 692
II. Cost of sales	672 251	672 251		741 610
1. Cost of products sold	667 213	667 213		736 953
2. Cost of merchandise and raw materials sold	5 038	5 038		4 657
III. Gross profit (loss) on sales (I-II)	210 083	210 083		276 301
IV. Selling expenses	46 387	46 387		50 856
V. General administrative expenses	114 313	114 313		123 741
VI. Profit (loss) on sales (III-IV-V)	49 383	49 383		101 704
VII. Other operating income	46 224	46 224		33 706
VIII. Other operating expenses	45 970	45 970		26 046
IX. Operating profit (loss) (VI+VII-VIII)	49 637	49 637		109 364
X. Income on shares in other companies	6 860	6 860		99
XI. Income on other financial fixed assets	0	0		0
XII. Other financial income	44 797	44 797		43 540
XIII. Financial expenses	28 077	28 077		28 299
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)	73 217	73 217		124 704
XV. Extraordinary items (XV.1. - XV.2.)	775	775		884
1. Extraordinary gains	3 964	3 964		1 236
2. Extraordinary losses	3 189	3 189		352
XVI. Write-down from goodwill on consolidation	0	0		0
XVII. Write-down from consolidation reserve	786	786		1 148
XVIII. Profit (loss) before taxes	74 778	74 778		126 736
XIX. Corporate income tax	22 097	22 097		40 170
XX. Other obligatory profit decreases (loss increases)	0	0		0
XXI. Share of (profits) losses of companies subject to consolidation by the equity method	750	750		1 985
XXII. Minority shareholders' (profit) loss	-329	-329		(964)
XXIII. Net profit (loss)	53 102	53 102		87 587

Net profit (loss) for 12 months		53 102		87 587
Weighted average number of ordinary shares		46 077 008		46 077 008
Earnings (loss) per ordinary share (in PLN) - basic		1,15		1,90
Expected weighted average number of ordinary shares		-		-
Earnings (loss) per ordinary share (in PLN) - diluted		-		-

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Balance as at	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
I. Shareholders' Equity at beginning of period (opening balance)	1 110 708	1 057 766		968 906
a) restatement for changes in accepted accounting principles (polices)	0	0		0
b) corrections of material faults	0	0		0
I. Shareholders' Equity at beginning of period (opening balance), after restatement to comparative data	1 110 708	1 057 766		968 906
1. Share capital at beginning of period	92 154	92 154		92 154
1.1. Changes in share capital	0	0		0
a) additions, of which:	0	0		0
- issuance of shares	0	0		0
-				
-				
-				
b) reductions, of which:	0	0		0
- retirement of shares	0	0		0
-				
-				
-				
1.2. Share capital at end of period	92 154	92 154		92 154
2. Not paid-up share capital at beginning of period	0	0		0
2.1. Change in not paid-up share capital	0	0		0
a) addition	0	0		0
b) deduction	0	0		0
2.2. Not paid-up share capital at end of period	0	0		0
3. Reserve capital at beginning of period	685 472	596 918		501 471
3.1. Changes in reserve capital	449	89 003		95 447
a) additions, of which:	1 074	90 348		9 655
- additional paid-in capital from issuance of shares		0		0
- distribution of profit (by law)		1 448		1 336
- distribution of profit (in excess of value required by law)		84 807		90 943
-transition of revaluation reserve fund	1 114	1 791		1 386
-increase in the participation of PBP Orbis Sp. z o.o.		0		1 483
-consolidation adjustments	-40	2 302		1 407
b) reductions, of which:	625	1 345		1 108
- coverage of loss		0		0
-contribution to the consolidation adjustment in PBP Group		0		1 108
- write off shares		720		0
-transfer of office building in the course of restructuring process	625	625		0
3.2. Reserve capital at end of period	685 921	685 921		596 918
4. Revaluation capital at beginning of period	283 064	283 733		284 935
4.1. Changes in revaluation capital	-1 077	-1 746		(1 202)
a) additions, of which:	37	44		184
-increase in the participation of PBP Orbis Sp. z o.o.		0		57
- deduction of a difference between PBP acquisition price andthe equity value		0		127
-consolidation adjustments	37	44		
b) reductions, of which:	1 114	1 790		1 386
- sale or disposal of tangible fixed assets	1 114	1 790		1 386
-				
-				
-				
4.2. Revaluation capital at end of period	281 987	281 987		283 733

5. Other reserve capital at beginning of period	0	0		0
5.1. Changes in other reserve capital	0	0		0
a) additions, of which:	0	0		0
-				
-				
b) reductions, of which:	0	0		0
-				
-				
5.2. Other reserve capital at end of period	0	0		0
6. Foreign currency translation differences on the Company's foreign branches	0	0		0
7. Foreign currency translation differences on consolidation	0	0		0
8. Prior years' retained earnings or accumulated loss at beginning of period	49 181	84 961		(1 889)
8.1. Prior years' retained earnings at beginning of period	49 181	87 587		0
- restatement for changes in accepted accounting principles (policy)	0	0		0
- corrections of material faults	0	0		0
8.2. Prior years' retained earnings at beginning of period, after restatement to comparative data	49 181	87 587		0
a) additions, of which:	0	0		0
- distribution of profit	0	0		0
-				
-				
-				
b) reductions, of which:	0	87 077		0
- distribution of profit	0	87 077		
-				
8.3. Prior years' retained earnings at end of period	49 181	510		0
8.4. Prior years' accumulated loss at beginning of period	0	2 626		1 889
- restatement for changes in accepted accounting principles (policy)	0	0		0
- corrections of material faults	0	0		0
8.5. Prior years' accumulated loss at beginning of period, after restatement to comparative data	0	2 626		1 889
a) additions, of which:	0	0		737
- transition of loss to be covered	0	0		0
- write-downs from goodwill and PBP minority holdings	0	0		83
-increase in the participation of PBP Orbis Sp. z o.o.	0	0		654
-				
b) reductions, of which:	0	2 626		0
-consolidation adjustments	0	2 626		
	0	0		
-	0	0		
8.6. Prior years' accumulated loss at end of period	0	0		2 626
8.7. Prior years' retained earnings or accumulated loss at end of period	49 181	510		(2 626)
9. Net profit (loss)	4 431	53 102		87 587
a) net profit	4 431	53 102		87 587
b) net loss	0	0		0
II. Shareholders' Equity at end of period (closing balance)	1 113 674	1 113 674		1 057 766

CONSOLIDATED SATEMENT OF CASH FLOWS (in thousands of PLN)	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
A. Net cash flows - Operating activities (I+/-II) - indirect method	121 132	121 132		183 978
I. Net profit (loss)	53 102	53 102		87 587
II. Total adjustments	68 030	68 030		96 391
1. Minority shareholders' (profit) loss	329	329		964
2. Share of (profits) losses of companies subject to consolidation by the equity method	1 250	1 250		(1 985)
3. Depreciation and amortisation (including write-downs from goodwill on consolidation and from consolidation reserve)	85 890	85 890		75 020
4. (Gain) loss on foreign exchange differences	-2 253	-2 253		(526)
5. Interest and dividends	6 221	6 221		7 492
6. (Gain) loss on investing activities	-28 344	-28 344		(4 933)
7. Change in other reserves	-7 332	-7 332		(597)
8. Corporate income tax as disclosed in the Profit and Loss Account	22 097	22 097		40 170
9. Corporate income tax paid	-20 180	-20 180		(25 414)
10. Change in inventories	2 826	2 826		4 405
11. Change in receivables	13 912	13 912		1 352
12. Change in current liabilities (excluding loans and bank credits)	-20 080	-20 080		(4 468)
13. Change in deferred and accrued expenses	9 019	9 019		970
14. Change in deferred income	-459	-459		2 800
15. Other adjustments	5 134	5 134		1 141
B. Net cash flows - Investing activities (I-II)	-105 897	-105 897		(139 225)
I. Cash provided by investing activities	519 396	519 396		754 928
1. Sales of intangible assets	57	57		118
2. Sales of tangible fixed assets	23 421	23 421		14 705
3. Disposal of financial fixed assets, of which:	23 008	23 008		32
- securities of subsidiary companies	0	0		0
- securities of associated companies	22 736	22 736		0
- securities of the parent company	0	0		0
4. Disposal of current marketable securities	469 946	469 946		738 861
5. Long-term loans collected	0	0		45
6. Dividends received	2 964	2 964		460
7. Interest received	0	0		694
8 . Other income	0	0		13
II. Cash used in investing activities	-625 293	-625 293		(894 153)
1. Purchases of intangible assets	-2 219	-2 219		(1 915)
2. Purchases of tangible fixed assets	-158 912	-158 912		(280 285)
3. Acquisition of financial fixed assets, of which:	-9 770	-9 770		(34 285)
- securities of subsidiary companies	-7 764	-7 764		(2 414)
- securities of associated companies	-1 500	-1 500		0
- securities of the parent company	0	0		0
4. Acquisition of own shares for treasury	0	0		0
5. Acquisition of current marketable securities	-442 995	-442 995		(567 776)
6. Long-term loans granted	-1 904	-1 904		(46)
7. Dividends paid to minority shareholders	0	0		0
8. Other expenses	-9 493	-9 493		(9 846)

C. Net cash flows - Financing activities (I-II)	3 664	3 664		(20 791)
I. Cash provided by financing activities	84 244	84 244		59 009
1. Long-term bank credits and loans contracted	53 242	53 242		600
2. Issuance of bonds or other long-term notes payable	0	0		0
3. Current bank credits and loans contracted	14 447	14 447		41 463
4. Issuance of bonds or other current commercial papers	0	0		0
5. Issuance of shares	0	0		0
6. Additional paid-in capital	0	0		2 145
7. Other income	16 555	16 555		14 801
II. Cash used in financing activities	-80 580	-80 580		(79 800)
1. Payments of long-term bank credits and loans	-9 747	-9 747		(9 688)
2. Redemption of bonds and other long-term notes payable	0	0		0
3. Payments of current bank credits and loans	-49 691	-49 691		(49 169)
4. Redemption of bonds or other current commercial papers	0	0		0
5. Issuance of shares expenses	0	0		0
6. Own shares retired	0	0		0
7. Dividends and other payments to shareholders	0	0		0
8. Management and Supervisory Board remuneration from net profit	0	0		0
9. Charitable contributions	0	0		0
10. Finance lease commitments paid	0	0		0
11. Interest paid	-7 725	-7 725		(6 949)
12. Other expenses	-13 417	-13 417		(13 994)
D. Total net cash flows (A+/-B+/-C)	18 899	18 899		23 962
E. Change in balance-sheet cash and cash equivalents	18 899	18 899		23 962
- of which change in cash and cash equivalents by virtue of foreign exchange differences	0	0		0
F. Cash and cash equivalents - beginning of period	66 180	66 180		42 218
G. Cash and cash equivalents - end of period (F+/-D)	85 079	85 079		66 180
- including cash and cash equivalents with limited disposability	96 370	96 370		

OFF-BALANCE-SHEET LIABILITIES (in thousands of PLN)	as at Dec. 31, 2001 end of 4th quarter	as at Sept. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sept. 30, 2000 end of prior quarter
Off-balance-sheet liabilities				
a) total value of guarantees extended, of which:	11 602	55 019	54 265	
- for subsidiary companies	0	42 993	41 766	
- for associated companies	4 993	11 467	938	
- for the parent company	0	0	0	
- for other companiens	6 609	559	11 561	
b) other off-balance-sheet liabilities, by virtue of:	0	6 109	8 270	
- promissory note declarations	0	6 109	8 270	
-				
Total off-balance-sheet liabilities	11 602	61 128	62 535	

Commentary to the consolidated report for the 4th quarter 2001

Raport kwartalny powinien ponadto zawierać informacje określone w § 49 ust. 3 Rozporządzenia Rady Ministrów z dnia 22 grudnia 1998 r.- Dz. U. Nr 163, poz. 1160.

Krzysztof Gerula
Vice president

Lidia Mieleszko
Board memeber

Date 01.03.2002

Date 01.03.2002

Description to the consolidated report for the 4th quarter of 2001

1. The ensuing consolidated report presents financial figures contained in the balance sheet prepared as of December 31, 2001, and in the profit and loss account as well as the in cash flow report for the fourth quarter of the year 2001.

2. The Company did not prepare any consolidated quarterly reports in the past reporting periods; therefore, there exists no comparative data relating to the corresponding quarters of the past year.

3. The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A.,
- integrated financial statements of all the organizational units and companies consolidated within the Company PBP Orbis Sp. z o.o.
- financial statements of Orbis Transport Sp. z o.o.,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

4. The financial statements for the past periods has not been adjusted.

4.1. The financial statements have been prepared on the assumption that the Company and companies of the Orbis Group further continue their business operations.

5. The accounting principles

5.1. Basis for preparation of the consolidated financial statements

The financial statements of the Group were prepared pursuant to the provisions of the Polish Accounting Act of September 29, 1994, as further amended.
The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

5.2. The principles of consolidation

The consolidated financial statements prepared as of December 31, 2001, include the financial statements of the joint-stock company Orbis S.A., the consolidated financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 69.89% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:
1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The consolidated financial statements of the Polskie Biuro Podróży Orbis Sp. z o.o. prepared as of December 31, 2001, include the financial statements of CB International Sp. z o.o., an affiliated company in which PBP Orbis Sp. z o.o. holds 49.0% of shares.

The financial statements of the Group Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.

The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

In respect of the financial statements of the remaining subsidiaries and associated companies in which, as of December 31, 2001; Orbis S.A. held above 20% of shares and which have not been consolidated pursuant to Article 56 § 2 of the Polish Accounting Act of September 29, 1994, the figures disclosed in the financial statements of these entities are negligible as compared to the corresponding items of the parent (dominant) company. These figures presented in the manner envisaged for summarized financial statements of organizations, which have been excluded from consolidation, have been disclosed in the consolidated annual report for the first half of the year 2000. The said report was delivered to the Stock Exchange on November 30, 2001.

5.3. Consolidation reserve

The consolidation reserve has been created as a result of difference between the share acquisition price and the net asset value calculated in proportion to the participation in the share capital of the subsidiary company Orbis Transport Sp. z o.o.:

Balance as of the date of consolidation	PLN 3,932 thousand
Depreciation for the entire period	PLN 3,144 thousand
Balance as of September 30, 2001	PLN 788 thousand.

5.4 Intangible fixed assets

The intangible fixed assets shown in the consolidated financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

5.5 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those subsequently acquired have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz.U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office [GUS]. The net result of fixed assets revaluation is appropriated directly to reserves. The last revaluation of fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price or cost of manufacturing, taking into account exchange rate differences and interest due throughout the duration of investment financing, until its completion.

With respect to work in progress which has been terminated, a provision equal to the expenditure borne during the reporting period is set aside. In the past years, companies

belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

5.6. Financial fixed assets

Investment in capital instruments, i.e. shares and interest in other companies and long term securities are appraised at their acquisition cost.
In case of investments deemed to have permanently deteriorated in value, special earmarked reserves in the amount equivalent to the loss in value of such investments are set aside.
In respect of interest in affiliated companies accounted for by the equity method, the value of interest held has been adjusted to take into account equity increases in the affiliated entities which took place during the financial year and which are attributable to the dominant company.

5.7. Stocks

Stocks of tangible assets are reported at their acquisition price or cost of manufacturing that may not, however, exceed their net realizable value.
Raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.
Tourist services currently rendered are valued on the basis of actual costs incurred.

5.8. Creditors and debtors

Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative realized and unrealized exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial costs. Positive realized exchange rate differences are reported as financial income. Unrealized differences are shown in the balance sheet as deferred income until they are received.
As of the date of preparation of the financial statements, all amounts due to creditors and from debtors denominated in foreign currencies are converted according to the average rate of exchange of a given currency announced by the President of the National Bank of Poland.
Provisions for receivables and debts are raised according to the rules laid down in Article 37 section 1 points 1, 2 and 3 of the Polish Accounting Act, i.e. provisions are made for receivables from debtors put into liquidation, receivables from debtors in case their petition in bankruptcy has been denied, receivables questioned by debtors (provision for these receivables is set up in the amount equal to 10%% of the principal debt) and receivables from debtors evading payment for over 6 months. In case of receivables overdue for over 6 months, provisions are set aside according to the following rates:

- over 6 months overdue	50% of the principal debt,
- over 9 months overdue	80% of the principal debt,
- over 1 year overdue	100% of the principal debt.

5.9. Tradable securities, cash and cash equivalents

Tradable securities are valued in the following manner:

- debt securities at their realizable value as of the balance date, while the difference between the acquisition cost and the actual realizable value is posted as financial income or reported as financial cost,
- shares, interest and other securities at acquisition cost which may not exceed their realizable value.

Cash denominated in Polish Zloty is appraised according to its nominal value, while cash denominated in foreign currencies is converted into the Polish Zloty at the purchase rate which may not exceed the average rate announced by the by the President of the National Bank of Poland on the balance date.

5.10. Deferred costs

Deferred costs are reported according to Article 39 of the Polish Accounting Act, i.e. if the expenditures on operating activity relate to the months following the month in which they were incurred, they are cleared during the period to which they relate, while the costs of repairs are absorbed over 12 - 60 months. The costs of the so-called low-priced tangible assets constituting equipment of newly built or thoroughly modernized hotels recently put into operation are absorbed over the period of 24 months.

5.11. Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Group's employees are entitled to jubilee awards in respect of certain duration of service to the Group as well as to retirement benefits upon their retirement. Prior to the year 1998, the Group reported such cost items as cash expenditures. As from 1998, a special provision is set aside in respect of bonuses and awards. Amounts due to employees under the retirement reimbursement and jubilee award schemes are assessed by an actuary. Amounts due to the Group's employees under the retirement reimbursement and jubilee award schemes evaluated by the actuary as of December 31, 2001, amount to PLN 55 213 thousand. A provision covering 100% of the above value was set aside for this purpose.

5.12. Deferred income tax provision

According to the Polish law, the Group withholds 28% of taxable income for corporate tax liability in the year 2001. The profit and loss account shows the value of book income tax, i.e. the value of the fiscal income tax less the value of deferred tax. The temporary differences in tax allocation are dealt with by either setting up a separate provision or by crediting the receivables account with the deferred income tax charge arising as a result of various dates of assessing costs for accounting purposes and for taxation purposes. Receivables under deferred taxes may be booked only when there exists an actual possibility of their future receipt.

The main items taken into account for the purpose of calculation of the above mentioned provisions and receivables are differences in securities' valuation, provisions for payments due to employees, depreciation of fixed assets which are subject to investment allowance (reliefs), as well as accrued and unpaid interest on financial deposits, accrued and unpaid interest on loans obtained during the repayment period. The provision calculations also include costs of current operations, i.e. costs of energy consumption, travel agency fees, payment of lump-sum remunerations, etc.

5.13. Income

Sales have been assessed on the basis of invoiced amounts. In respect of financial operations:

- profits generated in the course of securities' sale are accounted as income from financial operations while income from foreign currency exchange transactions is reported on the basis of the value of margins and spread earned in such transactions,
- interest on bank deposits and gains in securities' valuation are reported as financial income.

5.14. Equity

Equity and other assets and liabilities are assessed at their nominal value.

5.15. Changes in the principles of accounting and reporting in the financial statements

a) Restructuring and employment costs

In the current year, Orbis S.A. changed the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account. In the year 2000, these expenses have been posted to costs of products, goods and raw materials sold, while in the year 2001, these expenses are being posted to the item "other operating costs". The above-mentioned change has the following effect upon the balance sheet:

	Actual figure as of Dec 31, 2000	Would have been according to the current principle
Costs of products, goods and raw materials sold	741 610	735 533
Other operating costs	26 046	32 123

6. Analysis of the figures reported in the financial statements

6.1. Assets

Fixed assets constitute 86.8% of the balance sheet total reported by the Orbis Group. The dominant sub-component are the tangible fixed assets, in 95% composed of the Orbis' hotels. SA compared to the balance at the end of December 2000, the value of fixed assets in possession of the Group increased by 5%.

The share of current assets to the balance sheet total decreased from 14.3% in 2000 down to 12.2% at the end of 2001. The current assets item includes primarily cash & cash equivalents (50% of the current assets) and short-term trade debtors (35.8%). As compared to the year 2000, the balance of cash & cash equivalents grew by 28.6%, while the other components of current assets decreased.

The remaining assets, i.e. deferred expenses, account for 1% of the balance sheet total of the entire Group and decreased by 16% as compared to the year 2000. Deferred expenses include deferred income tax charges of PLN 5 929 thousand, unpaid VAT which shall be cleared during the next reporting period, and expenditures incurred in the past years for general overhauls of hotels and equipping newly built hotels in low-cost assets as well as costs of property insurance and insurance against civil liability.

6.2. Liabilities

The structure of liabilities shows that equity constitutes 80.6% of the Group's balance sheet total, provisions account for 4% of this figure, accounts payable for 11.4% and accruals and deferred income for 3.1%. The Company's equity grew by 5.9% as compared to the end of fourth quarter of the past year. The provisions include a provision set for future payments to employees under the jubilee awards and retirement reimbursement scheme (99% of the total provisions' figure). As compared to the end of 2000, the value of long-term liabilities grew by 46.9%, while accounts payable decreased by 26.4%.

6.3. Changes in equity

At the beginning of the year 2001, the balance of shareholders' equity of the Orbis Group was by 9% greater than in the past year. During the year 2001 (just as in the year 2000), the balance of supplementary capital increased as a result of posting certain amounts of

reserve capital to supplementary capital due to changes in the balance of fixed assets. The changes were also the result of allocating the entire net profit generated by Orbis S.A. in the fiscal year ended on December 31, 2000, for the Company's supplementary capital and redemption of a part of shares by Orbis Transport.
At the end of the year 2001, the shareholders' equity of the group amounted to PLN 1 113 million and was by 5.3% greater than at the end of the year 2000.

6.4 Analysis of figures reported in the cash flow statement

The cash flow statement of the Group is prepared by indirect method.

In 2001, the net cash flow from operating activities accounted for 65.8% of the figure achieved in 2000.

Receipts from investment activities accounted for 48.3% of those generated in 2000, while expenditures accounted for 69.9% of the figure recorded in 2000, thus generating a negative cash flow from investment activities. The major expenditure items involved purchase of fixed assets and tradable securities. The major sources for receipts are the sale, in 2001, of securities by PBP Orbis and sale by Orbis S.A. of financial fixed assets in associated companies.

Expenditures on financing activities remained at the year 2000 level and included the repayment of bank credits and loans with interest. Receipts were by 42.7% greater than in 2000, mainly as a result of incurring long-term credits and loans, which in the end resulted in achieving a positive cash flow from financing activities.

Ultimately, the Group recorded a positive net balance of cash and cash equivalents at the end of the year 2001.

7. Performance of the Orbis Group

7.1. The overall performance of the Orbis Group can be broken down as follows:

1.	Performance of consolidated companies, i.e.:	
	- Orbis S.A.	profit of PLN 52 231 thousand
	- PBP Sp. z o.o.	loss of PLN 128 thousand
	- Orbis Transport Sp. z o.o.	profit of PLN 2 086 thousand
	Net profit	PLN 54 189 thousand
2.	And the following adjustments:	
	- share of minority shareholders in the loss	- PLN 329 thousand
	- capital reserve write-offs	+ PLN 786 thousand
	- contributed profits of Orbis Casino Sp. z o.o.	- PLN 1 544 thousand
	Net adjustments	- PLN 1 087 thousand
Total as of June 30, 2001		**PLN 53 102 thousand**

7.2. In 2001, the sales revenues generated by **Orbis S.A.** amounted to PLN 681 512 thousand, i.e. by 12.4% less than in 2000. The gross and net profit in 2001 equaled, respectively, PLN 72 730 thousand (59.9% of the year 2000 result) and PLN 52 231 thousand (61.6% of the year 2000 result).

Lower sales revenues are an outcome of a general deterioration of business trends in Poland, thus resulting in cutting down the expenses allocated by business operators for hotel services. Also the unfavorable business trends ion the economies of the Untied States and the European Union member states caused a decline in the business traffic between these countries and Poland, thus adding to the receding demand for hotel services in the country. At the same time, the market experienced an increased supply of available hotel rooms as a result of completing several investments commenced during the area of fast growth in demand for hotels services.

In the fourth quarter of 2001, the share of business quests in the structure of room-nights sold equaled 63.3% as compared to 74.7% during the 4th quarter of 2000. For the whole of 2001, the share equaled 56.4% (as compared to 64.2% in 2000). The average rate in the business segment equaled PLN 262, recording a 8.2% decline as compared to the 4th quarter of 2000. The average rate in the business segment in 2001 equaled PLN 275.9 (a 6.3% decline as compared to the year 2000).

The share of tourists in the number of rooms sold grew from 35.8% in 2000 to 43.6% in 2001, with the average rate in the tourist segment being at the level of PLN 146.3, i.e. by 14.8% lower as compared to the fourth quarter of 2000. In 2001, the average rate in the tourist segment equaled PLN 149.7 (reduction by 11.6% as compared to the year 2000).

The occupancy rate during the fourth quarter of 2001 equaled 39.5% and was by 6.3% less than in the fourth quarter of 2000. The annual average occupancy rate was at the level of 49.2% and fell by 4.3% as compared to the year 2000. In 2001, Orbis hotels sold 1 778 181 room-nights, by 5.1% less than in 2000.

The sales were effected in the context of an increased number of available rooms (by 3.4%), which in 2001 reached 9 923 rooms.

The Average Daily Rate in the fourth quarter equaled PLN 219.5 (decrease by 15.1%), while the Average Daily Rate for the entire year 2001 equaled PLN 220.5 (decrease by 11.6%). Revenue per Available Room (RevPAR) for the fourth quarter equaled PLN 86.8 (decline by 26.6%), while the RevPAR for the entire 2001 equaled PLN 108.6 (decline by 18.7%).

The costs of products, goods and raw materials sold during four quarters of 2001 reached the level of 93.6% of the corresponding figure in 2000, while costs of sales accounted for 93.4% and general overheads accounted for 89.5% of the corresponding figures for the year 2000.

The operating profit for the four quarters of the year 2001 equaled PLN 47 746 thousand. It accounts for 46.4% of the profit generated in 2000. Such performance results from lower level of sales as compared to the past year and higher hotel maintenance costs, particularly the costs of depreciation write-offs which at the end of the 4th quarter of the year amounted to PLN 68 021 thousand and was by 14.7% higher than in the year 2000. Such high value of depreciation results from hotel base modernization program carried out since 1998 as well as from new investments in hotels by Orbis S.A. In the third quarter of 2001, a one-time transaction involving the sale of the right to perpetual use (free-hold) of land in Poznań was executed, as a result of which the company generated PLN 6 919 thousand as other operating revenues.

The results of financial operations at the end of the 4th quarter of 2001 increased by 35.14% as compared to the past year. This is a result of a sale of shares in the company "Królewska" Sp.

z o.o. that generated a one-time financial income of PLN 15 301 thousand and of winding-up a representative office in London, whereupon Orbis S.A. cashed-in PLN 2 401 thousand.

The costs in 2001 were additionally enlarged as a result of setting us a provision of PLN 2 243.2 thousand for the anticipated result of control related to settlement of taxes in 1997. The fiscal control authorities questioned the settlement by the Company of the costs related to introducing the "A" series' shares to public trading at the first stage of the Company's privatization process.

In 2001, Orbis S.A. recorded a gross profit of PLN 72 730 thousand, i.e. 60% of the year 2000 result. During the four quarters of the year 2001, the Company generated a net profit of PLN 52 231 thousand, i.e. 61.6% of the past year's figure.

7.3. Throughout the four quarters of 2001, **PBP Sp. z o.o.** recorded sales revenues of PLN 182 920 thousand, reflecting a 20.9% decrease as compared to the corresponding period of the past year. This is mainly attributable to charter flight restraints in 2001, causing a decline of revenues from foreign outgoing traffic. The number of customers benefiting from the services in the segment of foreign incoming traffic as well as domestic tourism and travel services also declined.

During the period in question, the costs of goods and raw materials sold were reduced by 21.6% as compared to the corresponding period of the past year. Direct costs declined by 24.4%, while indirect by 9.8%. The general overheads have also been cut.

At the end of 2001, PBP Orbis recorded a loss on sales of PLN 917 thousand. This is mainly a result of a decline in revenues from foreign incoming traffic and travel services, caused by the terrorist attacks on the WTC buildings on September 11 and the ensuing was in Afghanistan, which reduced the tourist traffic.

As a result of growth in income from the sale of tradable securities, interest income and positive forex translation differences, the Company recorded a positive balance of financing operations.

In 2001, the Company continued the employment restructuring process and managed to reduce employment by 8.2% as compared to the year 2000.

7.3 At the end of the 4th quarter of 2001, **Orbis Transport Sp. z o.o.** generated sales revenues of PLN 67 235 thousand, i.e. by 0.8% less than in the past year. At the same time, the costs of products sold rose by 1.5% as compared to the past year to PLN 60 621 thousand. As a result, the gross profit on sales fell to the level of PLN 6 614 thousand, i.e. 44% of the figure achieved in 2000.

Taking into account the remaining operating expenses and incomes, the Company generated an operating profit of PLN 4 125 thousand.

Financial costs incurred during the four quarters of the year 2001 were by 24.5% higher than those incurred during the corresponding period of the past year, mainly as a result of high interest rates on loans and the exchange rate between foreign currencies and the Polish currency. Repayment of hard currency loans and incurring a loan denominated in Polish Zlotys enabled the Company to record a positive figure of financial income.

Thus, the gross profit generated by the Company in 2001 amounted to PLN 3 518 thousand, i.e. was by 46% higher that the figure achieved in the corresponding period of the past year. The net profit equaled PLN 2 086.4 thousand.

In 2001, the Company continued to expand its fixed asset base, mainly the means of transport. Purchases are financed from bank loans and equity, the share of which in financing the Company's fixed assets' purchases equaled 43.5% as of December 31, 2001.

8. Additional information

8.1. As of December 31, 2001, the share capital of Orbis S.A. amounts to PLN 92 154 016 and is composed of 46 077 008 shares having a par value of PLN 2 each. The following shareholders hold over 5% of votes:

Shareholder	Share of votes at the General Assembly as of Dec 31, 2000.	Changes from Jan 1, 2001, till Dec 31, 2001	Share of votes at the General Assembly as of Dec 31, 2001.	No of shares as of Dec 31, 2001.
Accor S.A..	20 %	+ 5% minus1 share	25% minus 1 share	11,519,251
Reib International Holdings Limited	9.99%	+ 0.38%	10.37%	4,778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-	6.24%	2,874,900
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michał Sołowow	-	+ 5.01%	5.01%	2,310,000
Other shareholders	53.77 %	5.39% plus 1share	48.38% plus 1 share	22,290,814

According to the information passed to the Company on January 25, 2002, an open-end pension fund "Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK" held 2 338 652 shares in Orbis S.A. having its corporate seat in w Warsaw, which altogether constituted 5.08% of the Company's share capital and represented 2 338 652 votes at the General Assembly of Shareholders, i.e. 5.08% of the total number of votes thereon. /Current report no 4/2002 dated January 30, 2002/.

8.2. As of December 31, 2001, the share capital of the Polskie Biuro Podróży Orbis Sp. z o.o. amounted to PLN 16 453 900. Its shareholders include:

Orbis S.A. – 69.887%
Beton Stal S.A. – 16.191%
795 individuals (natural persons) – 8.224%
INVOR Sp. z o.o. – 5.383%
Chrobot Reiseburo – 0.243%
Wilanów Sp. z o.o. – 0.063%
BP Zbigniew Janik – 0.009%

An annual Ordinary General Assembly of Shareholders of PBP Orbis Sp. z o.o. held on June 28, 2001, adopted a resolution concerning redemption of not more that 8,010 of the Company's shares, against remuneration calculated on the basis of the balance sheet value of shares, according to the balance sheet closed on December 31, 2000, that is PLN 150 per each share.

8.3. An increase of the declared capital of the Company Orbis Transport Sp. z o.o. by an amount of PLN 7 214 800 was registered in January 15, 2001. As of December 31, 2001, the Company's equity amounted to PLN 14 429 300. Its shareholders include:

Orbis S.A.	– 82.383%
L.G. Petro Bank S.A.	– 13.521%
437 individuals (natural persons)	– 2.597%
INVOR Sp. z o.o.	– 0.965%
Chrobot – Reisen	– 0.354%
PBP "Orbis" Sp. z o.o.	– 0.180%

An annual Ordinary General Assembly of Shareholders of Orbis Transport Sp. z o.o. held on June 15, 2001, adopted a resolution concerning redemption of not more that 4,827 of the Company's shares, against remuneration calculated on the basis of the balance sheet value of shares, according to the balance sheet closed on December 31, 2000, that is PLN 248.85 per each share.

8.4. As of December 31, 2001, the declared capital of the Orbis Casino Sp. z o.o. amounted to PLN 2 592 000. Its shareholders include:

Orbis S.A.	– 33.33%
Finkorp Sp. z o.o.	– 33.33%
ZPR S.A.	– 33.33%

8.5. The PBP Orbis Group is composed of: PBP Orbis Sp. z o.o., as a parent (dominant) company, and CB International Sp. z o.o., an associated company.
PBP Orbis Sp. z o.o., also known as Orbis Travel, provides diversified tourist and travel services in Poland and abroad. The company organizes private and package tours, runs ticket sale, rents cars, leases mobile telephones and sells insurance policies. The company has its own currency exchange offices as well as a commercial and business acquisition network of 27 branches, specialized units of foreign incoming tourist services, congresses and hunting services office.
PBP Orbis cooperates with 75 licensed travel agencies on the basis of franchise agreements executed with these agencies by Orbis S.A..

8.6. Orbis Transport Sp. z o.o. conducts its operations both at its own account and in co-operation with other business organizations and foreign partners, consisting in organization and provision of the following services:

- foreign and domestic transportation services,
- lease and rent of motor vehicles,,
- trade, including sale of motor vehicles and spare parts,
- exports and imports of products and goods,
- agency services in provision of tourist, hotel and transportation services,
- carriage of passengers - running regular bus routes,
- car repair service and parking services,
- agency and representation services,
- travel organization.

8.7. The business of Orbis Casino Sp. z o.o. consists in running casinos and lottery games as well as providing food & beverage services in 9 casinos located in Orbis hotels, such as "Victoria-Sofitel" in Warsaw, " Sofitel" in Cracov, "Neptun" in Szczecin, "Grand" w Sopot,

"Novotel Katowice Rondo" in Katowice, "Mercure Unia" in Lublin, "Giewont" in Zakopane, "Novotel Gdańsk" in Gdańsk and „Novotel Poznań Centrum" in Poznań, "Grand" in Warsaw. The company also operates arcade games salons in the following hotels: "Grand" in Warsaw, "Petropol" in Płock and "Grand" in £ódź.
Moreover, in accordance with the Company's Articles of Association, Orbis Casino Sp. z o.o. conducts business operations in the following fields:

- domestic and foreign trade,
- training courses,
- consulting, representation and agency services,
- publishing,
- entertainment,
- advertising services,
- trade in and management of real property,
- activities related to recreation as well as cultural and sports events,
- finance intermediary services in respect of granting financial and cash loans outside the banking system as well as ancillary services in respect of financial agency services, including running currency exchange offices.

8.8. As of December 31, 2001, members of the Management Board held the following blocks of Orbis S.A. shares:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of Orbis S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Lidia Mieleszko	Member of the Management Board holds 268 shares of Orbis S.A.
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the Orbis Group

9. Other events affecting the financial condition of the Company

9.1. On January 31, 2001, the Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) decided to maintain the „A+" rating with a stable perspective awarded to Orbis S.A. and to withdraw the company from its „observation list".
/Current report no 2/2001/.

9.2. The capital increase in Orbis Transport Sp. z o.o. was registered on January 15, 2001. Orbis S.A. holds 82.383% shares in the capital of the company.
/Current report no 3/2001/.

9.3. Orbis S.A. terminated the management contract with the company „PH Majewicz Sp. z o.o." relating to „Pod Orłem" Hotel in Bydgoszcz. The said management contract was replaced with a franchise agreement.
/Current report no 4/2001/.

9.4. On February 14, 2001, Orbis S.A. and PKN „ORLEN" having its corporate office in Płock signed a co-operation agreement concerning granting weekend coupons as an award in the Vitay Program.
/Current report no 5/2001/.

9.5. On February 15, 2001, Orbis S.A. signed an annex to the Conditional General Franchising Agreement according to which the fees payable by Orbis S.A. to Accor Polska Sp. z o.o. in respect of hotels being a part of the ACCOR network will be made in three equal annual installments.
/Current report no 6/2001/.

9.6. On March 26, 2001, Orbis S.A. executed a credit agreement with a consortium composed of 6 banks led by Credit Lyonnais concerning granting of a fifty million EURO closed-end credit facility with an option to convert it into a revolving credit.
/Current report no 7/2001/.

9.7. On April 3, 2001, Orbis S.A. and Inter-Continental Hotels Corporation of Atlanta, Georgia, U.S.A. executed an agreement, by virtue of which, upon a mutual consent of the parties, the franchising agreement executed with IHC concerning the trade mark for the Victoria Hotel in Warsaw expired on April 1, 2001, while the franchising agreement executed with IHC concerning the trade mark for the Forum Hotel in Warsaw will expire on July 1, 2002.
/Current report no 8/2001/.

9.8 On April 12, 2001, „Orbis" S.A. and Skanska Polska Sp. z o.o. having its corporate headquarters in Warsaw signed a contract concerning implementation of the first phase of modernization works at the „Forum" hotel in Warsaw. The I phase of works involves modernization of the hotel rooms. The parties assessed the value of the contract at PLN 29,300,000 plus VAT.
/Current report no 9/2001/.

9.9 On April 18, 2001, Orbis and MITEX S.A. with its corporate seat in Kielce signed and agreement concerning creation of leisure and sports center in the "Mrongovia" hotel in Mrągowo. The value of the contract amounts to PLN 11,500,000 plus VAT.
/Current report no 10/2001/.

9.10 On May 17, 2001, Orbis S.A. and ACCOR POLAND executed Annex No 4 to the General Conditional Franchise Agreement signed by and between the parties on July 26, 2000. In accordance with the said Annex, the indemnity payment of US$ 1,600,000 for Inter-Continental Hotels Corporation shall be settled as a set-off of mutual payments between Orbis S.A. and ACCOR POLAND Ltd. constituting partnership fee as well as fixed license

fees due from Orbis S.A. for the given Hotel and for Hotels which already operate or will, by December 31, 2001, commence their operations under a name being one of the ACCOR's Trade Marks, with the exception of hotels which used the trademark NOVOTEL prior to the execution of the above mentioned Agreement.
/Current report no 15/2001/.

9.11. The Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) has revised its ratings and decided to maintain the creditworthiness rating awarded to ORBIS S.A. in May, 2000, at a „A+" level with a stable perspective.
/Current report no 17/2001/.

9.12. The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 7, 2001. The Assembly approved:

1) Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2000;
2) Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2000, up till December 31, 2000;
3) Financial statements of the Company including:
   - balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,257,101,430.57 (say: one milliard two hundred fifty seven million one hundred and one thousand four hundred and thirty Polish Zloty and 57 Grosze);
   - profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze);
   - cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 19,187,655.01 (say: nineteen million one hundred and eighty seven thousand six hundred and fifty five Polish Zloty and 1 Grosze);
   - additional notes;
4) Apportionment of the entire net profit generated during the financial year ended December 31, 2000, amounting to PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze) to the Company's supplementary capital,

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2000.

9.13. The Ordinary General Assembly of Orbis S.A. Shareholders also approved the annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2000, including:

1. consolidated balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,351,466 thousand (say: one milliard three hundred fifty one million four hundred and sixty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 87,587 thousand (say: eighty seven million five hundred and eighty seven thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial

year by a net amount of PLN 23,962 thousand (say: twenty three million nine hundred and sixty two thousand Polish Zloty);

4. additional notes;
5. report on the activity of the group during the year 2000.

9.14. The Ordinary General Assembly of Orbis S.A. Shareholders appointed the following members of the Supervisory Board for its V term of office: Andrzej Saja, David Vely, Christian Rousseau, Janusz Marek Czarzasty, Paweł Dębowski, Stephane Michelangeli, Eli Alroy, and acknowledged the report of the Central Electoral Committee on the election of employee representatives to serve as members of the "Orbis" S.A. Supervisory Board during its V term of office, as a result of which, pursuant to § 16 section 2 and 3 of "Orbis" S.A. Statutes, the following persons had been appointed members of the Supervisory Board for its V term of office: Rożdżyński Janusz, Dutkowska Wanda and Czepielinda Sabina.

9.15. The Ordinary General Assembly of Shareholders granted its consent to:

1) transfer of the title to perpetual use of real property located in Toruń, Poland, at 1/3, Kraszewskiego street, consisting of a plot of land no 154/3, having an area of 0,0433 hectare to the Toruń City Commune for a price of PLN 11,260;
2) termination of the title to perpetual use of real property consisting of a plot of land no 154/1, having an area of 0,0121 hectare and passing it over to the State Treasury for municipal purposes, against payment of indemnity in the amount of PLN 3,100 to Orbis; the above mentioned titles to perpetual use of the real property are disclosed in the land and mortgage register KW no 16175 kept by the District Court in Toruń, Land and Mortgage Registry Division;
3) transfer of the title to perpetual use of land constituting a component of an undeveloped real estate composed of plots no 329/1 and 329/3 located at 2, Popiełuszki street, Toruń, Poland;
4) sale of the title to perpetual use of land constituting a component of a real estate located in Toruń and consisting of:
   - plot of land no 329/1 having an area of 0,0327 hectare,
   - and plot of land no 329/3 having an area of 0,0064 hectare,

   registered in the land and mortgage register KW no 29943 kept by the District Court in Toruń, Land and Mortgage Registry Division;
5) transfer of the title to perpetual use of land constituting a component of a real estate located in Zegrze Płd., Nieporęt Commune, consisting of:
   - plot of land no 81/1 having an area of 200.00 m^2,
   - and plot of land no 125/1 having an area of 2232.00 m^2,

   registered in the land and mortgage register KW no IV-4464 (formerly KW 37843) kept by the District Court in Legionów, Land and Mortgage Registry Division;
6) transfer of the title to perpetual use of land constituting a component of a real estate located in Bielsko-Biała, consisting of plot no 119/5 having an area of 653 m^2, registered in the land and mortgage register KW 35048 kept by the District Court in Bielsko-Biała, Land and Mortgage Registry Division;
7) transfer of the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, having a total area of 1163.20 m^2 (first and second floor in a XI-floor building), under the management of a housing co-operative in Białystok;
8) transfer of the real estate located at 5, Powstańców (Śląskich street, Wrocław, consisting in a plot of land no 39 (AM 14) having the total area of 3649.00 m^2, in which the ORBIS share equals 11.85%, and commercial premises (VIII floor in a multi-storey building) having an area of 532.60 m^2, owned by ORBIS S.A., along with the respective share of

the common premises of the building, in which the ORBIS share equals 11.85%, registered in the land and mortgage register no KW 93590 kept by the District Court in Wrocław-Krzyki, Land and Mortgage Registry Division;

9) transfer of the title to perpetual use of a plot of land no 9/7, having the total area of 1393.00 m^2 and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, having the total area of 183.00 m^2, registered in the land and mortgage register no KW 35738 kept by the District Court in Bydgoszcz, Land and Mortgage Registry Division;

10) transfer of the title to perpetual use of a plot of land no 10/5, having an area of 2793.00 m^2 and the ownership title to buildings and constructions located at 3, Rolna street, Włocławek, having an area of 628.00 m^2, registered in the land and mortgage register no KW 53147 kept by the District Court in Włocławek, Land and Mortgage Registry Division;

11) acquisition by ORBIS S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, registered in the land register under entry no 865, located in Sopot at Powstańców Warszawy street, having a total area of 591 m^2, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 4718 which specifies their legal status in return for abandonment by ORBIS S.A. of the right of perpetual use, until the year 2089, of plot no 2/5, having a total area of 492 m^2, registered in the land register under entry no 3654, located in Sopot at Powstańców Warszawy street, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 5302 which specifies its legal status.
/Current report no 19/2001/.

9.16. On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The above-mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.
/Current report no 23 dated June 30, 2000/.

9.17. On March 14, 2001, Orbis S.A. purchased from Kulczyk Holding 165 924 shares having their nominal value specified in Euro in the company AWSA Holland B.V. established under the Dutch law.
On March 14, 2001, Orbis S.A. acting as a contributor and AWSA Holland II B.V. acting as a recipient executed an agreement concerning contribution, as a premium, of shares in a motorway developer, Autostrada Wielkopolska S.A., having a value of PLN 42,950 thousand.
The shares in Autostrada Wielkopolska SA contributed to AWSA Holland II B.V. by shareholders on March 23, 2001 had been contributed by AWSA Holland II B.V. to the company AWSA Holland I B.V..
AWSA Holland I B.V. pledged the shares in Autostrada Wielkopolska SA to Credit Lyonnais SA as collateral security for the repayment of loan. The pledge was registered in the share register of Autostrada Wielkopolska SA and entered in the Pledge Register kept by the XVIII Commercial Division of the District Court for the Capital City in Warsaw.

9.18. July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis

S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.
/Current report no 25/2001 dated July 20, 2000/.

9.19. Franklin Resources, Inc. and its affiliates reduced the share of their holdings in the equity of Orbis S.A. from 5% to 4.71%.
/Current report no 26/2001/.

9.20. An Extraordinary General Assembly of Orbis S.A. Shareholders was held on September 18, 2001. The Assembly appointed a new Supervisory Board of Orbis S.A. composed of the following members: Michael Harvey, Andrzej Saja elected by way of voting in separate groups, and Eli Alroy, Wojciech Ciesielski, Stephane Michelangeli, Jean Philippe Savoye, David Vely.
Shareholders forming the voting groups no I and II delegated Michael Harvey and Andrzej Saja to perform supervisory functions on a permanent basis.
/Current report no 32/2001/

9.21. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street.

The case relates to the part of land on which the Forum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building. The decision is question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision. According to the knowledge of Orbis S.A., it is also not the subject of any other administrative proceedings or litigation.

The decision merely means that an appropriate body, i.e. the Head of the Warsaw county, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree". In such case, the matter of the legal consequences stemming from the acquisition by Orbis S.A. of the right to perpetual hold over the land and ownership of the building, which was omitted by the Supreme Administrative Court, may arise. The building, which has been built by the legal predecessor of Orbis S.A. and which constitutes a separate property may not be subject to the proceedings based on the Decree, since it did not

exist at the time of filing the above-mentioned request. Furthermore, there are no grounds, particularly under Articles 145 and 146 of the Code of Administrative Proceedings, to undermine the decision granting the right to the property to the legal predecessor of Orbis S.A.. Thus, the claims of heirs to the former owners should, in the end, be examined on the basis of and according to the procedure laid down by Article 160 of the Code of Administrative Proceedings – as claims towards the State Treasury.

Furthermore, it should be mentioned that the present company Orbis S.A., though a legal successor of the entity which acquired the rights in 1991, may not be identified with it, since it no more belongs to the category of state-owned legal persons (state-owned enterprises, companies wholly owned by the State Treasury), but acquired a special status of a public company under the provisions on public trading in securities. All the more so, Orbis S.A. should remain beyond the impact of the legal consequences arising out of the decision issued by the Supreme Administrative Court and described above.
/Current report no 35/2001/

9.22. After administrative proceedings pending throughout a period of 10 years, on November 15, 2001, the Supreme Administrative Court in Warsaw finally ruled invalid a decision issued on June 12, 1973 by the Presiding Board of the National Council of the City of Cracov, ordering the expropriation to the State Treasury of the old town building located at 11, Pijarska street in Cracov, previously under management by Orbis SA, Hotel Cracovia Branch in Cracov.

9.23. On December 12, 2001, the Chairman of the Supervisory Board of Orbis S.A. was served a retirement notice by the Vice-President of the Orbis S.A. Supervisory Board, Mr Stephane Michelangeli, from his position as a member of the Board. The Chairman of the Supervisory Board requested the Management Board of Orbis S.A. to convene an Extraordinary General Assembly of Shareholders in other to fill the vacancy in the Supervisory Board.
/Current report no 39/2001/.

9.24. On December 20, 2001, "Orbis" S.A. and Mr. Jacek Szymoński signed an agreement concerning the shale of shares in a company operating under a business name KRÓLEWSKA Sp. z o.o., having its registered address in Warsaw, for a price of US$ 5,700,000.00.

In this transaction, 7 435 shares, i.e. all the shares held by "Orbis" S.A., having a nominal value of PLN 1,000 each, representing 7 435 votes at the General Assembly of the Company's Shareholders, have been sold. The book value of these shares in the account books equals PLN 7,435,000.00 (49% of the Company's founding share capital).

The Company was founded on December 23, 1997, with the purpose of constructing and administering an office building with office space for rent, located on the "Orbis" plot at the junction of the Królewska and Marszałkowska streets in Warsaw. "Orbis" S.A. acquired 49% of the Company's shares. The shares were fully paid-up by way of making an in-kind contribution of the right to perpetual lease of the land and in cash. The Company's share capital has been raised three times. After the last increase that took place in November 1999, the Company's share capital amounted to PLN 15,174,000.

The price for sold shares will be paid by December 28, 2001, to the foreign currency account of "Orbis" S.A. The rights attached to the shares will be transferred to the buyer on the day the

following conditions are met: once "Orbis" S.A. is released from a guarantee in the form of a bill of exchange in respect of the repayment of a bank bridge financing due on December 31, 2001 (assignment of this guarantee to the Buyer) and upon payment of the price.

The shares in the Company have been regarded a long-term investment. However, considering the fact that construction and administration of office buildings is not the core business of Orbis" S.A., and further that agreed terms of the transaction reflect the value of the shares, the Management Board of "Orbis" S.A. made the decision to sell these shares.
/Current report no 42/2001/.

9.25. On January 25, 2002, the Extraordinary General Assembly of "Orbis" S.A. Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2002/.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 111 million, which corresponds to 10% of the equity shown in the balance sheet prepared as of December 31, 2001, were initiated against or by the Orbis Group. Among the pending court litigation, the case relating to the „Hotel Europejski" in Warsaw is of particular importance to the Company.

On October 6, 1999, the Head of the Warsaw County issued a decision concerning establishment of a right to perpetual hold (of 99-year duration) of the real property located in Warsaw, at 13, Krakowskie Przedmieście street, to a joint stock company named "Hotel Europejski - Spółka Akcyjna" having its corporate headquarters in Warsaw.
In the opinion of the Management Board of Orbis S.A., this decision was a mistake. In the light of the above, on October 25, 1999, Orbis S.A. appealed against this decision and pleaded for its reversal by the relevant appellate authority in accordance with the appeal procedure.
On December 17, 1999, the Voivod (Head) of the Mazowieckie Province annulled the challenged decision in its entirety and passed the case for further review.

On December 30, 1999, the Management Board of Orbis S.A. acting in the interest of its shareholders filed with the Head of the Warsaw County a demand to transfer the ownership title to the real property located in Warsaw at 13, Krakowskie Przedmieście street, or possibly to establish a right of perpetual use of the above mentioned real property at the same time transferring the ownership title to the building located on this real property. Two experts' opinions on financial outlays made with respect to the above-mentioned real property were produced as a justification of the above-mentioned demand.
The said opinions confirm that outlays made by Orbis for upgrading and modernization of the hotel building, which was damaged in over 74%, exceed the value of the land, thus giving legal grounds for the transfer to Orbis S.A., against an appropriate consideration, of the ownership title to the land pursuant to Article 231 of the Polish Civil Code.

Since the Head of the Warsaw County failed to comply with the request of Orbis S.A., on February 11, 2000, Orbis S.A. filed a suit with the I Civil Division of the District Court in Warsaw to issue an injunction to the defendant, the State Treasury, represented by the Head of the Warsaw County, to transfer to Orbis S.A., against a consideration, the title of ownership of land located in Warsaw, at 13, Krakowskie Przedmieście street, marked as plots of land numbered 51/1 with an area of 5 261 m^2, 51/2 with an area of 50 m^2, and 51/3 with an area of

19 m^2 in the map section 5-03-05, with respect to which the VI Land and Mortgage Registry Division of the District Court for Warsaw-Mokotów keeps a land and mortgage register no KW 201926.

On March 29, 2000, Orbis S.A. applied to the Supreme Administrative Court in Warsaw to suspend the proceedings initiated and pending before the Court as a result of complaint of HOTEL EUROPEJSKI S.A. having its corporate seat in Warsaw filed on January 18, 2000, against a decision no 406 dated December 17, 1999, issued by the Mazowieckie Province Voivod, due to the fact that other proceedings are pending, in the course of which it shall be resolved with whom the right of ownership of the land should lie.

The Regional Court in Warsaw, I Civil Department, on 8 May 2000 in the case filed by Orbis S.A. against the State Treasury represented by the Head of the Warsaw County for transferring ownership title, ruled to secure the claim by entering a warning in section III of the land register KW 201926 maintained by the Regional Court for Warsaw Mokotów, VI Land and Mortgage Register Division in Warsaw, regarding pending litigation in respect of the transfer of ownership title to the real estate with an area of 53 a 30 sq.m. located in Warsaw at Krakowskie Przedmieście 13 in favor of Orbis S.A. The court dismissed the remaining scope of the motion to secure the claim.

At a hearing on July 28, 2000, the Supreme Administrative Court rejected the motion (seconded also by the Voivod) to suspend the proceedings and annulled the decision of Voivod no 406 dated December 17, 1999.
On August 31, 2000, the legal advisers I&Z spółka cywilna received a written justification of the Supreme Administrative Court's ruling from which it follows that the matter will be submitted to the Mazowieckie Province Voivod for reconsideration in the course of appellate proceedings.

On September 8, 2000, the legal advisers I&Z spółka cywilna applied to the Mazowieckie Province Voivod to suspend administrative proceedings initiated as a result of a motion lodged by Hotel Europejski S.A. to establish a right to perpetual hold (of 99-year duration) of the lot of land located in Warsaw, at 13, Krakowskie Przedmieście street, to this joint stock company, on the grounds that that court proceedings are pending before the I Civil Division of the District Court in Warsaw in the course of which it shall be resolved with whom the right of ownership of this land should lie.

On November 6, 2000, by virtue of a decision no. 119/00, the Voivod of the Mazowieckie Province refused to suspend administrative proceedings regarding the consideration of the appeal in respect of instituting perpetual hold of the plot of land located in Warsaw at Krakowskie Przedmieście 13 in favor of the joint stock company Hotel Europejski with its seat in Warsaw.

In response, on November 22, 2000, Orbis S.A. represented by the legal advisers I&Z spółka cywilna complained against this decision to the Chairman of the Office of Housing and Urban Development through the mediation of the Voivod of the Mazowieckie Province and applied for the decision to be reversed and reiterated its request for suspending administrative proceedings in the case.
On December 5, 2000, having reconsidered the appeal filed by the legal advisers I&Z against the decision of October 6, 1999, no. 532/ZP/99, issued by authorization of the Head of the Warsaw County and establishing the right of perpetual usufruct to the land located in Warsaw where Hotel Europejski is located in favor of Hotel Europejski S.A., the Voivod of the

Mazowieckie Province issued decision no.588/00. The Voivod reversed section 2 (establishing a symbolic fee for instituting perpetual usufruct) and section 3 (obligating the perpetual usufructuary to make the payment by the date of signing of the relevant notary deed) of the disputed decision and ruled in this respect, while the remaining scope of the disputed decision was upheld.

On January 10, 2001, Orbis S.A. filed a complaint against the Voivod's Decision no.588/00 dated December 5, 2000, reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no.532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 13 in favor of the company Hotel Europejski S.A. with the Supreme Administrative Court, and applied for reversal of the disputed decision on the grounds that it was issued in violation of the law and for allocating litigation costs according to prescribed rules.

On January 17, 2001, the attorney-at-law of Orbis S.A. applied to the Supreme Administrative Court to suspend the execution of the decision no.588/00 dated December 5, 2000, issued by the Voivod of the Mazowieckie Province, reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no. 532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 13 in favor of the company Hotel Europejski S.A..

The District Court for Warsaw-Mokotów, X Land and Mortgage Registry Division in Warsaw entered, on February 12, 2001, a warning in section III of the land and mortgage register KW 201926 regarding litigation in respect of the transfer of ownership title to the real estate instituted by Orbis S.A. and pending before the District Court in Warsaw, I Civil Division.
Following the consideration of the complaint filed by Orbis S.A on November 22, 2000 against the decision issued by the Voivod of the Mazowieckie Province no. 119/00 dated November 6, 2000 refusing to suspend the appellate proceedings with respect to the establishment of the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 14, on February 27, 2001 the Chairman of the Office of Housing and Urban Development issued a decision (no. GN.5.1-Z-14/01) upholding the challenged decision of the Voivod of the Mazowieckie Province dated November 6, 2000.

On March 30, 2001, Orbis S.A., represented by its legal advisers I&Z spółka cywilna, complained against the decision of February 27, 2001 to the Supreme Administrative Court and applied for the reversal of the challenged decision on the grounds that it was issued in violation of the law and for the reversal of the decision upheld thereby and pleaded to submit the case the Voivod of the Mazowieckie Province for further consideration.

Having considered and examined the case on complaint filed by Orbis S.A against the decision by the Voivod of the Mazowieckie Province dated December 5, 2000 in the matter of the perpetual usufruct, on March 28, 2001 the Supreme Administrative Court ordered that the complaint be dismissed. The justification to the ruling included, among others, a statement that the complaint was filed after time limit prescribed for its filing had lapsed.

In relation to the ruling issued on March 28, 2001, on April 10, 2001, Orbis S.A. represented by the legal advisers I&Z spółka cywilna lodged a motion with the Supreme Administrative Court for the addendum to the decision – the interpretation of the justification to the ruling with respect to the fact that the challenged decision was served on the attorney-at-law, in the

procedure prescribed in Art. 40 of the Code of Administrative Procedure and the influence this circumstance exerted on the time limit set for the filing of the complaint.

On April 25, 2001, Orbis S.A represented by the legal advisers I&Z spółka cywilna lodged an application with the First President of the Supreme Court for filing an extraordinary appeal to the Supreme Court against the ruling issued on March 28, 2001 by the Supreme Administrative Court in the matter of the perpetual usufruct demanding the Court to move for the reversal of challenged ruling issued by the Supreme Administrative Court on March 28, 2001 and for the consideration of the complaint filed by Orbis S.A. against the decision of the Voivod of the Mazowieckie Province dated December 5, 2000. The decision rendered by the Supreme Administrative Court on March 28, 2001 is challenged on the grounds that it represents a flagrant infringement of the provisions of the Constitution of the Republic of Poland and the provisions of the Code of Administrative Procedure consisting in the calculation of the time limit for filing the complaint with the Supreme Administrative Court from the date the challenged decision of the Voivod of the Mazowieckie Province was served on the Party, and not on its attorney-at-law.

In a letter dated December 6, 2001, the company Hotel Europejski S.A. called upon the Management Board of Orbis S.A. to release to that company the real property located in Warsaw, at 13, Krakowskie Przedmieście street. The said letter contained an attached Xerox copy of the notification from the District Court of Warsaw-Mokotów, X Land and Mortgage Registry Division, about the entry, on September 24, 2001, in the land and mortgage register KW 201926, of the company Hotel Europejski S.A as the holder of the perpetual usufructuary title to the land in question for the period till September 13, 2100. The entry was made following an application filed on September 18, 2001, on the basis of an agreement concerning perpetual use of land executed before a Notary, Mr. Zenon Marmaj, Deputy Notary acting for the Notary Janusz Marmaj, Notary's file no Rep. A 2219/01.

Thus the following proceedings are currently pending:

1) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
2) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration, the ownership of the land to Orbis S.A..
3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.

11. Contingent liabilities

On June 26, 1998, Orbis S.A. and the company Kulczyk Holding S.A. signed a conditional sale agreement, whereby Orbis S.A. acquired 9.22% of shares in Autostrada Wielkopolska S.A. worth PLN 42 495 thousand. According to the provisions of the said agreement, Kulczyk Holding S.A. was bound to repurchase the shares (upon the demand by Orbis S.A.) at a price paid by Orbis S.A. plus the interest on 52-week Treasury bonds (put

option price), should Orbis S.A. fail to be granted the right to construct or operate accommodation facilities along the Nowy Tomyœl – Konin section of the A2 motorway within 2 years from the initial financial closure, i.e. by October 30, 2000. At the same time, Kulczyk Holding S.A. may, during the above mentioned time period, demand from Orbis S.A. the resale of the above-mentioned shares at a repurchase price increased by an additional 15%.

On October 11, 2000, an annex to the conditional sale agreement was signed with Kulczyk Holding S.A.. The said annex upheld the possibility to use the above-mentioned option despite the fact that the shares in Autostrada Wielkopolska S.A. have been contributed to the company AWSA Holland II BV. On March 14, 2001, acting on the basis of an agreement between Orbis S.A. and AWSA Holland II BV, Orbis S.A. contributed all the shares in Autostrada Wielkopolska S.A. to a company AWSA Holland II BV established under the Dutch law as a premium contribution (note 28).

12. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2001, 1 □ = PLN 3.5219
2) profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. 1 □ = PLN 3.6170

Signature of the person representing the Company

Krzysztof Gerula
Vice-President

Signature of the person responsible for the Company's accounts

Lidia Mieleszko
Member of the Management Board

Warsaw, March 1, 2002.